================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)
                             -----------------------

                          KONOVER PROPERTY TRUST, INC.
                   (formerly known as FAC Realty Trust, Inc.)
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   301953 10 5
                                 (CUSIP Number)

                          MARJORIE L. REIFENBERG, ESQ.
                   LAZARD FRERES REAL ESTATE INVESTORS L.L.C.
                              30 ROCKEFELLER PLAZA
                               NEW YORK, NY 10020
                                 (212) 632-6000

                                 WITH A COPY TO:

                              TOBY S. MYERSON, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                             -----------------------

                                  July 26, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Prometheus Southeast Retail Trust
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        21,052,631
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         00 (real estate investment trust)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Prometheus Southeast Retail L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        21,052,631
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         00 (limited liability company)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LFSRI II SPV REIT Corp.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        21,052,631
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LF Strategic Realty Investors II L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        21,052,631
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN (limited partnership)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LFSRI II Alternative Partnership L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        21,052,631
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN (limited partnership)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LFSRI II-CADIM Alternative Partnership L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        21,052,631
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN (limited partnership)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lazard Freres Real Estate Investors L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        21,052,631
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         00 (limited liability company)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lazard Freres & Co. LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        21,052,631
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         00 (limited liability company)
--------------------------------------------------------------------------------

                  This Amendment No. 10, dated July 26, 2002, is filed by Prometheus Southeast Retail Trust, a Maryland real estate investment trust ("Trust"), Prometheus Southeast Retail LLC, a Delaware limited liability Company ("Prometheus"), LFSRI II SPV REIT Corp., a Delaware corporation ("SPV"), LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI II"), LFSRI II Alternative Partnership L.P., a Delaware limited partnership ("Alternative"), LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnership ("CADIM"), Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"), and Lazard Freres & Co. LLC, a New York limited liability company ("Lazard," and together with Trust, Prometheus, SPV, CADIM, Alternative, LFSRI II and LFREI, the "Reporting Persons").

                  Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D dated March 6, 1998 (the "Initial
Schedule 13D"), as amended, filed by Prometheus and LFSRI II (as amended, the "Existing Schedule 13D"). This Amendment hereby amends and supplements the Existing Schedule 13D as follows:

ITEM 1.           SECURITY AND ISSUER.

                  No change.

ITEM 2.           IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and restated in its entirety as follows:

                  (a) This Statement is filed by (i) the Trust, a Maryland real estate investment Trust, (ii) Prometheus, a Delaware limited liability company, (iii) SPV, a Delaware corporation, (iv) LFSRI II, a Delaware limited partnership, (v) Alternative, a Delaware limited partnership, (vi) CADIM, a Delaware limited partnership, (vii) LFREI, a New York limited liability company, and (viii) Lazard, a New York limited liability company.

                  (b) The principal business addresses of the Trust, Prometheus, SPV, LFSRI II, Alternative, CADIM and LFREI is c/o Lazard Freres Real Estate Investors L.L.C., 30 Rockefeller Plaza, New York, New York 10020. The principal business address of Lazard is 30 Rockefeller Plaza, New York, New York 10020.

                  (c) and (f) The Trust and Prometheus were formed to acquire and hold the Common Stock of the Issuer that was issued pursuant to the Stock Purchase Agreement, dated as of February 24, 1998 which was amended and restated in its entirety in the Amended and Restated Stock Purchase Agreement, dated as of March 23, 1998 ("Stock Purchase Agreement"), by and between the Company and Prometheus. The Trust now owns all of such Common Stock and Prometheus owns 100% of the common stock of the Trust. The name, business address, citizenship and principal occupation or employment of each of the executive officers and directors of the Trust are set forth in
Schedule I hereto and are incorporated by reference herein.

                  SPV is a holding company and is the sole member of Prometheus. The name, business address, citizenship and principal occupation or employment of each of the executive officers and directors of SPV are set forth in Schedule I hereto and are incorporated by reference herein. SPV disclaims any beneficial ownership it may be deemed to have of any of the shares of Common Stock.

                  LFSRI II, Alternative and CADIM (collectively, the "Funds") are investment partnerships formed to invest in companies active in the real estate industry. The Funds together own all of the common stock of SPV. Their respective ownership of the common stock of SPV is as follows: LFSRI II has 86.159%; Alternative has 10.3806%; and CADIM has 3.4602%. The Funds disclaim any beneficial ownership they may be deemed to have of any of the shares of Common Stock.

                  LFREI is the general partner of each of the Funds. LFREI's activities consist principally of acting as general partner of several real estate investment partnerships that are affiliated with Lazard. The name, business address, citizenship and principal occupation or employment of each of the executive officers of LFREI are set forth in Schedule II hereto and are incorporated by reference herein. LFREI's investment decisions must be approved by its investment committee. The name, business address, citizenship and principal occupation or employment of each of the members of the LFREI investment committee are also set forth on Schedule II hereto and are incorporated by reference herein. LFREI disclaims any beneficial ownership it may be deemed to have of any of the shares of Common Stock.

                  Lazard is the managing member of LFREI. Lazard's activities consist principally of financial advisory services. On a day-to-day basis, Lazard is run by a management committee. The name, business address, citizenship and principal occupation or employment of each of the members of the management committee of Lazard are set forth in Schedule III hereto and are incorporated by reference herein. Lazard disclaims any beneficial ownership it may be deemed to have of any of the shares of Common Stock.

                  Lazard is wholly owned by Lazard LLC, a Delaware limited liability company ("LLLC"), and therefore LLLC may be viewed as controlling Lazard. LLLC is a holding company. The Head of Lazard controls LLLC subject to the approval of certain significant matters by the Lazard Board of LLLC. The name, business address, citizenship and principal occupation or employment of the members of the Lazard Board of LLLC are set forth on Schedule IV hereto and are incorporated by reference herein. The principal business office of LLLC is 3711 Kennett Pike, Suite 120, P.O. Box 4649, Greenville, Delaware 19807-4649. Lazard, on behalf of LLLC, disclaims any beneficial ownership LLLC may be deemed to have of any of the shares of Common Stock.

                  (d) and (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules I,

II, III or IV hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or fining any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No change.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and supplemented by the addition of the following information:

                  On July 26, 2002, PSCO Acquisition Corp., a Maryland corporation ("Merger Sub"), and the Company entered into an Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 26 , 2002 (the "Merger Agreement Amendment"), amending the Agreement and Plan of Merger, dated as of June 23, 2002, by and between Merger Sub and the Company (the "Merger Agreement"). A copy of the Merger Agreement Amendment is attached as an exhibit hereto and incorporated herein by reference. Pursuant to the Merger Agreement, as amended by the Merger Agreement Amendment, on the terms and subject to the conditions set forth therein, Merger Sub will merge (the "Merger") with and into the Company, with the Company as the surviving corporation (the "Surviving Corporation").

                  The Merger Agreement Amendment provides, among other things, that if the Merger is approved by the affirmative vote of the holders of two-thirds of the outstanding shares of the Company's common stock, then upon consummation of the Merger, the charter of the Surviving Corporation will be amended to be substantially identical to the form of charter attached as Exhibit B-1 to the Merger Agreement Amendment, a copy of which is attached as an exhibit hereto and incorporated herein by reference.

                  The Merger Agreement Amendment alternatively provides that if the Merger is not approved by the affirmative vote of the holders of two-thirds of the outstanding shares of the Company's common stock, but instead the Merger is approved by the affirmative vote of the holders of a majority of the outstanding shares of the Company's common stock, then upon consummation of the Merger, the charter of the Surviving Corporation will be amended to be substantially identical to the form of charter attached as Exhibit B-2 to the Merger Agreement Amendment, a copy of which is attached as an exhibit hereto and incorporated herein by reference.

                  In connection with the execution and delivery of the Merger Agreement Amendment, on July 26, 2002, Merger Sub, the Trust, LFSRI II, Alternative, CADIM, Kimkon Inc., and Kimco Realty Corporation, entered into an Amendment No. 1 to the

Co-Investment Agreement, dated as of July 26, 2002 (the "Co-Investment Agreement Amendment"), amending the Co-Investment Agreement, dated as of June 23, 2002, by and among the aforementioned parties (the "Co-Investment Agreement"). A copy of the Co-Investment Agreement Amendment is attached as an exhibit hereto and incorporated herein by reference. The Co-Investment Agreement Amendment provides for, among other things, the agreement that, if necessary, PSRT and KI shall, as soon as possible following the consummation of the Merger, cause the Surviving Corporation to amend and restate its charter to be substantially identical to the form of charter attached to the Merger Agreement Amendment as Exhibit B-1 thereto.

                  In addition, the issuance by the Surviving Corporation of up to one hundred fifty (150) shares of a series of redeemable preferred stock to over 100 people was initially contemplated in the Co-Investment Agreement (a copy of which was previously filed as an exhibit to Amendment No. 9 to the Initial Schedule 13D) to occur subsequent to the Merger. The Co-Investment Agreement Amendment amends the Co-Investment Agreement so that immediately prior to the consummation of the Merger, Merger Sub shall issue up to one hundred fifty (150) shares of a series of redeemable preferred stock of Merger Sub to more than 100 people. Pursuant to the Merger Agreement Amendment, each share of such newly issued series of redeemable preferred stock issued and outstanding immediately prior to the effective time of the Merger will be converted into one share of series B redeemable preferred stock of the Surviving Corporation.

                  The information set forth in response to this Item 4 is qualified in its entirety by reference to the full text of (1) the Merger Agreement Amendment, Exhibit B-1 to the Merger Agreement Amendment, Exhibit B-2 to the Merger Agreement Amendment and the Co-Investment Agreement Amendment, which are each filed as exhibits hereto and incorporated herein by reference and
(2) the Merger Agreement and the Co-Investment Agreement, which were each filed as exhibits to Amendment No. 9 to the Initial Schedule 13D.

                  Except as set forth above, the Reporting Persons have no present plans or intentions that would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  No change.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is hereby amended and supplemented by the addition of the following information:

                  As previously reported in Amendments No. 3, 4 and 5 to the Initial Schedule 13D, pursuant to an Amended and Restated Loan Agreement (the "Loan Agreement") dated as of February 8, 2001, by and among Capital Trust, Inc. (the "Senior Lender"), SPV and Senior Quarters Funding Corp. ("SQFC," and together with SPV, the "Borrowers") and related loan documents, (i) SPV and SQFC borrowed $110 million from Senior Lender, (ii) SPV pledged 100% of its membership interest in Prometheus to Senior Lender to secure such borrowings,
(iii) Prometheus pledged 100% of its shares of common stock in Trust to Senior Lender to secure such borrowings, (iv) pursuant to a custodial agreement the shares of Common Stock were placed in a custodial account with LaSalle Bank National Association (now known as LaSalle National Bank, "LaSalle") whereby Trust maintained all voting rights and powers related to the Common Stock subject to the Loan Agreement and related documents and (v) any dividends paid on the Common Stock are deposited into a deposit account with The Chase Manhattan Bank, N.A. for the benefit of Midland Loan Service, Inc., as agent for Capital Trust, Inc. and Capital Trust, Inc.'s Lender.

                  On July 11, 2002, the Borrowers entered into a Loan Agreement (the "Subordinate Loan Agreement") dated as of July 11, 2002 with CTMPII FC LF
(MS) as lender ("CTMPII") and related documents, pursuant to which (i) CTMPII agreed to loan Borrowers up to $65 million for the purposes described therein,
(ii) SPV pledged 100% of its membership interest in Prometheus to CTMPII which pledge secures the borrowings under the Subordinate Loan Agreement and is subject and subordinate to the existing pledge to Senior Lender, (iii) Prometheus pledged 100% of its common stock in Trust to CTMPII which pledge secures the borrowings under the Subordinate Loan Agreement and is subject and subordinate to the existing pledge to Senior Lender, (iv) the custodial agreement was amended to add CTMPII as a party and provide that the Trust maintains all voting rights and powers related to the Common Stock subject to both the Loan Agreement and its related documents and the Subordinate Loan Agreement and its related documents and (v) after payment in full of the indebtedness under the Loan Agreement and its related documents, all dividends paid on the Common Stock are to be deposited into a deposit account for the benefit of Midland Loan Services, Inc., as agent for CTMPII and CTMPII's lender, if any. The Subordinate Loan Agreement and related documents also require the repayment of a portion of the loan in connection with certain transfers of the Common Stock after payment in full of the Indebtedness under the Loan Agreement.

                  A copy of the Subordinate Loan Agreement, the Pledge and Security Agreement dated as of July 11, 2002 between CTMPII, SPV, Prometheus and Trust, the Pledge and Security Agreement dated as of July 11, 2002 between CTMPII, Prometheus and Trust and the First Amendment to Custodial Agreement are attached as exhibits hereto and incorporated herein by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

1. Amendment No. 1 to the Agreement and Plan of Merger dated as of July 26, 2002 by and between PSCO Acquisition Corp., and Konover Property Trust, Inc.

2. Exhibit B-1 to the Merger Agreement (Form of Charter of the Surviving Corporation).

3. Exhibit B-2 to the Merger Agreement (Form of Charter of the Surviving Corporation).

4. Amendment No. 1 to the Co-Investment Agreement dated as of July 26, 2002 by and among Prometheus Southeast Retail Trust, Kimkon Inc., PSCO Acquisition Corp., LF Strategic Realty Investors II L.P., LFSRI II Alternative Partnership L.P., and LFSRI II-CADIM Alternative Partnership L.P.

5.       Loan Agreement dated as of July 11, 2002 by and between CTMPII FC LF
         (MS), LFSRI II SPV REIT Corp., and Senior Quarters Funding Corp.

6. Pledge and Security Agreement dated as of July 11, 2002 by and among CTMPII FC LF (MS), LFSRI II SPV REIT Corp., Prometheus Southeast Retail LLC and Prometheus Southeast Retail Trust.

7. Pledge and Security Agreement dated as of July 11, 2002 by and among CTMPII FC LF, Prometheus Southeast Retail LLC and Prometheus Southeast Retail Trust.

8. First Amendment to Custodial Agreement dated as of July 11, 2002, among Capital Trust, Inc., Prometheus Southeast Retail Trust, LaSalle National Bank and CTMPII FC LF (MS).

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 26, 2002


                                   PROMETHEUS SOUTHEAST RETAIL TRUST


                                   By:  /s/ John A. Moore
                                        ---------------------------------------
                                        Name:   John A. Moore
                                       Title:   Vice President and Chief
                                                Financial Officer



                                   PROMETHEUS SOUTHEAST RETAIL L.L.C.


                                   By:  LFSRI II SPV REIT Corp.
                                        as managing member

                                   By:  /s/ John A. Moore
                                        ---------------------------------------
                                        Name:   John A. Moore
                                       Title:   Vice President and Chief
                                                Financial Officer



                                   LFSRI II SPV REIT CORP.


                                   By:  /s/ John A. Moore
                                        ---------------------------------------
                                        Name:   John A. Moore
                                       Title:   Vice President and Chief
                                                Financial Officer



                                   LF STRATEGIC REALTY INVESTORS II L.P.


                                   By:  Lazard Freres Real Estate Investors
                                        L.L.C.
                                        as general partner


                                   By:  /s/ John A. Moore
                                        ---------------------------------------
                                        Name:   John A. Moore
                                       Title:   Managing Principal and
                                                Chief Financial Officer

                                   LFSRI II ALTERNATIVE PARTNERSHIP L.P.


                                   By:  Lazard Freres Real Estate Investors
                                        L.L.C.
                                        as general partner


                                   By:  /s/ John A. Moore
                                        ---------------------------------------
                                        Name:   John A. Moore
                                       Title:   Managing Principal and
                                                Chief Financial Officer



                                   LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.


                                   By:  Lazard Freres Real Estate Investors
                                        L.L.C.
                                        as general partner


                                   By:  /s/ John A. Moore
                                        ---------------------------------------
                                        Name:   John A. Moore
                                       Title:   Managing Principal and
                                                Chief Financial Officer



                                   LAZARD FRERES REAL ESTATE INVESTORS L.L.C.


                                   By:  /s/ John A. Moore
                                        ---------------------------------------
                                        Name:   John A. Moore
                                       Title:   Managing Principal and
                                                Chief Financial Officer



                                   LAZARD FRERES & CO. LLC


                                   By:  /s/ Scott D. Hoffman
                                        ---------------------------------------
                                        Name:   Scott D. Hoffman
                                        Title:  Managing Director

                                                                      SCHEDULE I



               Except as otherwise indicated, the business address
                      for each of the following persons is
                    30 Rockefeller Plaza, New York, NY 10020



      Executive Officers and Directors of Prometheus Southeast Retail Trust

NAME OF OFFICER                 TITLE                       PRESENT AND PRINCIPAL OCCUPATION
---------------                 -----                       --------------------------------
Matthew J. Lustig               President and Director      Managing Principal of Lazard Freres Real
                                                            Estate Investors L.L.C. and Managing
                                                            Director of Lazard Freres & Co. LLC

Mark S. Ticotin                 Vice President and          Managing Principal of Lazard Freres Real
                                Director                    Estate Investors L.L.C.

John A. Moore                   Vice President, Chief       Managing Principal and Chief Financial
                                Financial Officer and       Officer of Lazard Freres Real Estate
                                Director                    Investors L.L.C.

Henry C. Herms                  Treasurer                   Controller of Lazard Freres Real Estate
                                                            Investors L.L.C.

Marjorie L. Reifenberg          Secretary                   Principal, General Counsel and Secretary
                                                            of Lazard Freres Real Estate Investors
                                                            L.L.C.

           Executive Officers and Directors of LFSRI II SPV REIT Corp.

                                                            PRESENT AND PRINCIPAL OCCUPATION AND
                                                            BUSINESS ADDRESS (IF OTHER THAN INDICATED
NAME OF OFFICER                 TITLE                       ABOVE)
---------------                 -----                       ------
Matthew J. Lustig               President and Director      Managing Principal of Lazard Freres Real
                                                            Estate Investors L.L.C. and Managing
                                                            Director of Lazard Freres & Co. LLC

Mark S. Ticotin                 Vice President and          Managing Principal of Lazard Freres Real
                                Director                    Estate Investors L.L.C.

John A. Moore                   Vice President, Chief       Managing Principal and Chief Financial
                                Financial Officer and       Officer of Lazard Freres Real Estate
                                Director                    Investors L.L.C.

Henry C. Herms                  Treasurer                   Controller of Lazard Freres Real Estate
                                                            Investors L.L.C.

Marjorie L. Reifenberg          Secretary                   Principal, General Counsel and Secretary
                                                            of Lazard Freres Real Estate Investors
                                                            L.L.C.

Adrianne M. Horne               Director                    Assistant to the Division Head of
                                                            CT Corporation
                                                            CT Corporation
                                                            1209 Orange Street
                                                            Wilmington, DE 19801

                                                                     SCHEDULE II

                         Executive Officers and Members
                           of the Investment Committee
                  of Lazard Freres Real Estate Investors L.L.C.


                  The following is a list of the executive officers and of the members of the investment committee of Lazard Freres Real Estate Investors L.L.C. ("LFREI"), setting forth the present and principal occupation and citizenship for each such person and the corporation or other organization in which such employment is conducted. The business address of each such person is 30 Rockefeller Plaza, New York, NY 10020. Except as otherwise indicated, each such person is a citizen of the United States.

                                        LFREI EXECUTIVE OFFICERS
                                        ------------------------
Robert C. Larson                        Chairman and Managing Principal of LFREI and Managing
                                        Director of Lazard Freres & Co. LLC

Matthew J. Lustig                       Managing Principal of LFREI and Managing Director of Lazard
                                        Freres & Co. LLC

John A. Moore                           Managing Principal and Chief Financial Officer of LFREI

Mark S. Ticotin                         Managing Principal of LFREI

Gary Ickowicz                           Principal of LFREI

Marjorie L. Reifenberg                  Principal, General Counsel and Secretary of LFREI

Douglas N. Wells                        Principal of LFREI
(Citizen of Canada)

Andrew E. Zobler                        Principal of LFREI

Henry C. Herms                          Controller of LFREI


                                        LFREI INVESTMENT COMMITTEE
                                        --------------------------
Albert H. Garner                        Managing Director of Lazard Freres & Co. LLC

Steven J. Golub                         Managing Director of Lazard Freres & Co. LLC

Jonathan H. Kagan                       Managing Director of Lazard Freres & Co. LLC

Robert C. Larson                        Chairman and Managing Principal of LFREI and Managing
                                        Director of Lazard Freres & Co. LLC

Matthew J. Lustig                       Managing Principal of LFREI and Managing Director of Lazard
                                        Freres & Co. LLC

James A. Paduano                        Managing Director of Lazard Freres & Co. LLC

Mark S. Ticotin                         Managing Principal of LFREI

Ali E. Wambold                          Managing Director of Lazard Freres & Co. LLC

                                                                    SCHEDULE III


         Members of the Management Committee of Lazard Freres & Co. LLC

                  Set forth below are the names of each of the members of the management committee of Lazard Freres & Co. LLC. Except as otherwise indicated, the principal occupation of each such person is managing director of Lazard Freres & Co. LLC, the business address of each such person is 30 Rockefeller Plaza, New York, New York 10020 and each person is a citizen of the United States.

                                                     PRINCIPAL OCCUPATION
       NAME                                   (IF OTHER THAN AS INDICATED ABOVE)
       ----                                   ----------------------------------
       Michael J. Castellano

       Norman Eig                       Co-Chief Executive Officer of Lazard Asset Management
                                        and Managing Director of Lazard Freres & Co. LLC

       Steven J. Golub

       Scott D. Hoffman

       Kenneth M. Jacobs                Deputy Chairman of Lazard and Managing Director and
                                        Head of House of Lazard Freres & Co. LLC

       Gary S. Shedlin

       David L. Tashjian

       Ali E. Wambold

       Charles G. Ward, III             President of Lazard

                                                                     SCHEDULE IV

                           Lazard Board of Lazard LLC

                  Set forth below are the members of the Lazard Board of Lazard LLC, their business address, principal occupation and citizenship:

                                PRINCIPAL OCCUPATION
NAME                            AND  BUSINESS ADDRESS                           CITIZENSHIP
----                            ---------------------                           -----------
Marcus Agius                    Deputy Chairman of Lazard and Chairman and      United Kingdom
                                Managing Director
                                of Lazard Brothers & Co., Limited
                                Lazard Brothers & Co., Limited
                                21 Moorfields
                                London EC2P 2HT
                                United Kingdom

Antoine Bernheim                Investor                                        France
                                Chairman of Assicurazioni Generali S.p.A.
                                Lazard Freres S.A.S.
                                121 Boulevard Haussmann
                                75382 Paris Cedex 08 France

Gerardo Braggiotti              Deputy Chairman of Lazard; Managing Director    Italy
                                of Lazard Freres S.A.S.,
                                Lazard Freres & Co. LLC and
                                Lazard Brothers & Co., Limited;
                                Vice Chairman of Lazard AB Stockholm
                                and Lazard & C. Srl; Member of Super-
                                visory Board of Lazard & Co. GmbH;
                                and Chairman of Lazard Asesores
                                Financieras S.A.
                                Lazard Freres S.A.S.
                                121 Boulevard Haussmann
                                75382 Paris Cedex 08 France

Michel A. David-Weill           Chairman of Lazard and Chairman of the          France
                                Lazard Board of Lazard LLC
                                Lazard Freres & Co. LLC
                                30 Rockefeller Plaza
                                New York, NY  10020, USA

Jean Guyot                      Investor                                        France
                                Lazard Freres S.A.S.
                                121 Boulevard Haussmann
                                75382 Paris Cedex 08 France

Kenneth M. Jacobs               Deputy Chairman of Lazard; and Managing         USA
                                Director and Head of House of Lazard Freres &
                                Co. LLC
                                Lazard Freres & Co.
                                30 Rockefeller Plaza
                                New York, NY  10020, USA

Alain Merieux                   President Directeur General (CEO)               France
                                BioMerieux S.A. and BioMerieux Alliance
                                69280 Marcy L'Etoile
                                France

                                                                     SCHEDULE IV
                                                                               2

                                PRINCIPAL OCCUPATION
NAME                            AND  BUSINESS ADDRESS                           CITIZENSHIP
----                            ---------------------                           -----------
Bruno M. Roger                  Chairman and Head of House of Lazard Freres     France
                                S.A.S.
                                Lazard Freres S.A.S.
                                121 Boulevard Haussmann
                                75382 Paris Cedex 08 France

Patrick Sayer                   Chief Executive Officer of Eurazeo              France
                                Eurazeo
                                3 Jacques Bingen
                                75017 Paris France

Francois Voss                   Managing Director of Lazard Freres S.A.S.       France
                                Lazard Freres S.A.S.
                                121 Boulevard Haussmann
                                75382 Paris Cedex 08 France

Bruce Wasserstein               Head of Lazard and Chairman of the Executive    USA
                                Committee of Lazard Strategic Coordination
                                Company LLC
                                Lazard Freres & Co. LLC
                                30 Rockefeller Plaza
                                New York, NY 10020, USA